Exhibit 99.1

DESIGNATED NEWS RELEASE

GoldMining Releases

Inaugural Sustainability Report

Vancouver, British Columbia – November 7, 2023 – GoldMining Inc. (the “Company” or “GoldMining”) (TSX: GOLD; NYSE American: GLDG) is pleased to announce the publication of its inaugural Sustainability Report. This report presents the Company’s approach and performance on sustainability initiatives and outlines sustainability strategy and goals for the future.

2022 Sustainability Report Highlights

●	The Company’s strong track record in health and safety is exemplified by its achievement of zero medical aid injuries, lost-time injuries or fatalities.

●	Provided 250 hours of health, safety and emergency response training to our employees.

●	GoldMining’s focus on recycling water used at active exploration sites achieved a recycling rate of 99%.

●	100% reclamation of land affected by active drill campaigns and the planting of 500 local species trees at our São Jorge project in Brazil.

●	Commitment to local stakeholders with 100% of site staff hired in-country, including 68% from surrounding communities.

●	The Company’s longstanding focus on diversity and inclusion with 43% of Executives & Senior Management being female and 50% ethnically diverse representation on the Company’s board of directors.

Alastair Still, Chief Executive Officer, GoldMining states, “Sustainability, specifically acting as a steward to the environment and our communities, is a core principle to the way we do business and has been foundational to our strategy as we have accelerated the exploration and advancement of several of our key properties, positioning us for exceptional growth. In concert with advancement of our portfolio of gold and gold-copper assets in the Americas, I am exceptionally proud to publish our inaugural Sustainability Report. This Report allows us to demonstrate our ongoing commitment to the environment, our people, our communities and our high standard for corporate governance. Further, it allows us to share with our stakeholders our sustainability goals for the future.”

The Sustainability Report is guided by the Company’s materiality assessment to better understand the sustainability related topics relevant to our business and presents sustainability goals that are aligned with the United Nations’ Sustainable Development Goals. That is, GoldMining is dedicated to ensuring responsible exploration practices, which minimize harm to the environment, and create shared value for the local communities in which we operate.

The full Sustainability Report is available on the Company’s website at www.goldmining.com. For questions about the Sustainability Report, please contact info@goldmining.com.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.8 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 16.6 million shares of NevGold Corp. (TSXV: NAU).

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2022, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.